                          MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                        September 27, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

    Re:Pioneer Series Trust V (File No. 333-220278)
       Form N-14 Information Statement/Registration Statement

Ladies and Gentlemen:

   This letter is to respond to comments we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding the Information Statement/Registration Statement (the "Information Statement") on Form N-14 filed by Pioneer Series Trust V (the "Registrant") with respect to the reorganization of Pioneer Emerging Markets Fund (the "Acquired Fund"), a series of Pioneer Emerging Markets Fund, into Pioneer Global Equity Fund (the "Acquiring Fund"), a series of the Registrant (the "Reorganization"). Following are the Staff's comments and the Registrant's responses thereto:

1.   Comment:  The Staff requested that the Registrant revise the cover letter to the Information Statement to insert the words "significant" or "material" in front of "differences" when discussing the geographic scope of each fund's investment strategies. The Staff also requested that the Registrant ensure that, in addition to each fund's geographic focus, it appropriately describes any other material differences between the funds' investment strategies. The Staff noted, for example, that it believes that it is unclear from the disclosure if the funds have different sector, market capitalization, currency or other strategies or risks that arise from their respective geographic focus.

    Response:  The Registrant will revise the disclosure in the cover letter to the Information Statement referenced by the Staff as follows:

                 "Following is a brief description of certain aspects of the
                 Reorganization:

                 . Your fund and the Acquiring Fund have a similar investment objective.

                 . Both funds invest in international equity securities, but there are significant differences in the funds' investment strategies. Your fund invests primarily in securities of issuers located in emerging markets. The Acquiring Fund invests in securities of issuers located throughout the world, including issuers located in international developed markets and the United States. Following the completion of the Reorganization, you will be invested in a fund that has significantly more exposure to developed markets and United States issuers and currencies than your fund and significantly less exposure to emerging markets issuers and currencies than your fund. Generally, investments in emerging market issuers may be subject to a greater risk of loss than investments in issuers located in more developed markets.

                 . Following the completion of the Reorganization, you will be invested in a fund that invests in securities with higher market capitalizations than the securities in which your fund invests.

                 . The combined fund will pay a lower management fee rate than the management fee rate paid by your fund.

                 . The expense ratio of each class of shares of the combined fund is expected to be lower than the expense ratio of the corresponding class of shares of your fund.

                 . The historical performance of the Acquiring Fund is generally better than the historical performance of your fund.

                 . Your fund has not achieved a sufficient size to allow for more efficient operations and is not likely to do so in the future. Anticipated lower expenses and more attractive historical performance, among other factors, may better position the combined fund to attract assets than your fund. The larger asset size of the combined fund may allow it, relative to your fund, to reduce per share expenses as fixed expenses will be shared over a larger asset base.

                 . Upon completion of the Reorganization, you will hold shares of the corresponding class of the Acquiring Fund with the same aggregate net asset value as your holdings of shares of each class of the Acquired Fund immediately prior to the Reorganization.

                 . The transaction is expected to be treated as a "reorganization" under Section 368(a) of the Internal Revenue Code of 1986, as amended, and shareholders therefore are not expected to recognize any taxable gain or loss on the exchange of their Acquired Fund shares for shares of the Acquiring Fund."

2.   Comment:  The Staff noted that the Registrant states that the
               Reorganization does not require shareholder approval. The Staff requested that the Registrant provide in its response its analysis why shareholder approval of the Reorganization is not required.

    Response:  The Registrant notes that the Delaware Statutory Trust Act provides that a Delaware statutory trust's governing instrument may provide for the taking of any action, including the accomplishment of a merger or the transfer of assets of any series of the statutory trust, without the approval of beneficial owners (see Delaware Statutory Trust Act,
               Section 3806(b)(3) and (b)(4)). The Registrant notes that the declarations of trust of each of the Acquired Fund and the Acquiring Fund gives such fund's Board of Trustees the authority to merge the fund with another fund and to sell all of the fund's assets to another fund, in each case without shareholder approval where shareholder approval is not otherwise required by the 1940 Act.

               The Registrant further notes that Rule 17a-8 under the 1940 Act permits fund reorganizations to be effected without shareholder approval when: (i) no fundamental policy of the Merging Company (as defined in Rule 17a-8) is materially different from a policy of Surviving Company (as defined in Rule 17a-8); (ii) no advisory contract of the Merging Company is materially different from an advisory contract of the Surviving Company; (iii) the non-interested Trustees of the Merging Company who were elected by its shareholders will comprise a majority of the non-interested Trustees of the Surviving Company; and (iv) any distribution fees authorized to be paid under the Surviving Company's distribution plan are no greater than the distribution fees authorized to be paid under the Merging Company's distribution plan. The Registrant confirms that the Reorganization meets the conditions of Rule 17a-8.

3.   Comment:  The Staff noted the Registrant's statement in the Introduction that, following the completion of the Reorganization, shareholders of the Acquired Fund will own shares in a fund that has the same investment adviser as the Acquired Fund, similar investment objectives, and that has management fees that are lower than the Acquired Fund's management fees. The Staff requested that the Registrant add disclosure to the Introduction and in other appropriate places to highlight the material differences between the Acquired Fund and the Acquiring Fund.

    Response:  The Registrant will include disclosure comparable to the revised disclosure discussed in response to Comment No. 1 in appropriate places in the Information Statement. The Registrant will revise the disclosure in the Introduction referenced by the Staff as follows:

                 "Following the completion of the Reorganization, you will be a shareholder in a fund that has the same investment adviser as your fund, similar investment objectives, and that has management fees that are lower than your fund's management fees, but that also has significantly different investment strategies than your fund. In particular, the combined fund will invest in securities of issuers located throughout the world, including the U.S., unlike your fund, which invests primarily in emerging markets securities."

4.   Comment:  The Staff requested that the Registrant revise the
               Comparison of the Acquired Fund and the Acquiring Fund to highlight the material differences between the Acquired Fund and the Acquiring Fund and how investment exposure and risks for Acquired Fund shareholders will change as a result of the transaction, rather than simply presenting the information in a side-by-side format.

    Response:  The Registrant will revise the introduction to the
               Comparison of the Acquired Fund and the Acquiring Fund as follows:

                 "The Board of Trustees of your fund has approved the Reorganization of your fund with the Acquiring Fund. Each fund is managed by Amundi Pioneer and has similar investment policies, but there are significant differences between the funds, including:

                 . More Exposure to International Developed Markets: Your fund normally invests at least 80% of its total assets in the securities of emerging market corporate and government issuers. In contrast, the Acquiring Fund normally invests at least 80% of its net assets in equity securities of issuers located through the world. Securities of emerging markets corporate and government issuers represented approximately 82% of your fund's total assets as of July 31, 2017, while such issuers represented approximately 8% of the Acquiring Fund's total assets as of July 31, 2017. In addition, your fund may invest up to 20% of its total assets in securities of issuers in any developed country (other than the United States). In contrast, the Acquiring Fund may invest without limit in both international developed and emerging markets, including the United States.

                    Accordingly, following the completion of the Reorganization, you will be invested in a fund that has significantly more exposure to developed markets issuers and currencies than your fund and significantly less exposure to emerging markets issuers and currencies than your fund. Generally, investments in emerging market issuers may be subject to a greater risk of loss than investments in issuers located or operating in more developed markets.

                 . Significant Investments in U.S. Issuers: Your fund does not invest in securities of issuers located in the United States. Following the completion of the Reorganization, you will be invested in a fund that normally invests significantly in the securities of issuers located in the United States. Securities of issuers located in the United States represented approximately 49% of the Acquiring Fund's total assets as of July 31, 2017.

                . Higher Market Capitalization: Following the completion of the Reorganization, you will be invested in a fund that invests in securities that have a higher market capitalization than the securities in which your fund invests. As of June 30, 2017, the weighted average market capitalization of your fund's portfolio was approximately $69 million, whereas the weighted average market capitalization of the Acquiring Fund's portfolio was approximately $153 million.

5.  Comment:  The Staff requested that the Registrant confirm if there are any differences between the funds' fundamental investment policies and, if so, to discuss such differences in the disclosure and, if not, to include a statement that the funds' fundamental investment policies are the same in all material respects.

   Response:  The Registrant confirms that there are no differences between the funds' fundamental investment policies and will include a statement that the funds' fundamental investment policies are the same in all material respects.

6.  Comment:  The Staff requested that the Registrant confirm that the Fee
              Table reflects each fund's current fees and expenses.

   Response:  The Registrant confirms that the Fee Table reflects each fund's current fees and expenses.

7.  Comment:  The Staff noted that the amounts currently shown in the
              Expense Example for Class Y shares of the combined fund for the 3-, 5- and 10-year periods are $255, $444 and $990, respectively. The Staff noted that it calculated the amounts shown in the Expense Example for Class Y shares of the combined fund for the 3-, 5- and 10-year periods to be $307, $551, and $1,249, respectively. The Staff requested that the Registrant confirm that the amounts shown in the Expense Example for Class Y shares of the combined fund are correct.

   Response:  The Registrant will revise the Expense Example for Class Y shares of the combined fund for the 3-, 5- and 10-year periods to be $307, $551, and $1,249, respectively.

8.  Comment:  The Staff requested that the Registrant update the
              Comparison of the Funds' Past Performance as appropriate.

   Response:  The Registrant will update the Comparison of the Funds' Past
              Performance as appropriate.

9.  Comment:  The Staff noted that, under Reasons for the Reorganization, the Registrant discusses the Board's consideration of the differences between the investment strategies of the Acquired Fund and the Acquiring Fund, and includes a statement that the Board concluded that, taking into account the anticipated benefits to shareholders resulting from the Reorganization, on balance the Reorganization is in the best interests of shareholders not withstanding differences in the funds' investment strategies. The Staff requested that the Registrant revise the disclosure as appropriate to provide insight into what items the Board considered and how those items contributed to the Board's conclusion. The Staff noted, for example, that it believes that it is unclear from the disclosure if the Board thought that investors would be subject to a different risk-return profile as a result of the Reorganization and if such a change would impact the combined fund.

    Response:  The Registrant will revise the disclosure under Reasons for the Reorganization as follows:

                 "The Board of Trustees of the Acquired Fund believes that the proposed Reorganization will be advantageous to the shareholders of the Acquired Fund for several reasons. The Trustees considered the following matters, among others, in approving the Reorganization.

                 "First, the Board considered that the combined fund will pay a lower management fee rate than the management fee rate paid by your fund. The Board concluded that the lower management fee rate of the combined fund supported a determination that the Reorganization is in the best interests of shareholders.

                 "Second, the Board considered that the expense ratio of each class of shares of the combined fund is expected to be lower than the expense ratio of the corresponding class of shares of your fund, both before and after any applicable fee waivers or expense reimbursements. The Board concluded that the expected lower expense ratios of the combined fund supported a determination that the Reorganization is in the best interests of shareholders.

                 "Third, the Board considered that the historical performance of the Acquiring Fund was higher than the historical performance of your fund for the three, five and ten-year periods ended June 19, 2017, based on data provided by Morningstar, Inc. The Board noted that your fund's performance was higher than the performance of the Acquiring Fund for the one-year period ended June 19, 2017. The Board concluded that the historical performance of each fund was consistent with the determination that the Reorganization is in the best interests of shareholders.

                 "Fourth, the Board considered the similarities and differences in the funds' investment objectives and principal investment strategies. The Board noted that your fund and the Acquiring Fund have similar investment objectives to provide long-term growth of capital. The Board noted that there are significant differences between the investment strategies of your fund and the Acquiring Fund, including, among other things: your fund normally invests at least 80% of its total assets in securities of emerging market corporate and government issuers, whereas the Acquiring Fund normally invests at least 80% of its net assets in equity securities of issuers located throughout the world; your fund may invest up to 20% of its total assets in securities of issuers in any developed country (other than the United States), whereas the Acquiring Fund may invest without limit in both international developed and emerging markets; your fund does not invest in securities of issuers located in the United States, whereas the Acquiring Fund normally invests significantly in the securities of issuers located in the United States. The Board considered such differences and considered that shareholders would receive information regarding the Reorganization and would have the ability to redeem their shares of your fund prior to the Closing Date if they determine that they do not wish to become shareholders of the combined fund.

                 "The Board considered that, because the combined fund will invest significantly in securities of issuers located in international developed markets and the United States, and securities of issuers located in emerging markets are anticipated to represent a smaller percentage of the combined fund relative to your fund following the completion of the Reorganization, and because of trading complexities in certain emerging markets jurisdictions, it is currently anticipated that, as of July 31, 2017, approximately 50% of your fund's assets will be sold in connection with the Reorganization. The Board noted that the disposition of securities prior to the Reorganization is expected to result in brokerage expenses to your fund of approximately $160,000 and that the disposition of securities following the Reorganization is expected to result in brokerage expenses to the combined fund of approximately $50,000. The Board considered that the disposition of securities prior to and following the Reorganization is expected to result in capital gains to your fund and the combined fund of $10,639,669 ($1.79 per share) and $6,922,829 ($0.36 per share), respectively, but that it is expected that such capital gains will be offset by available tax capital-loss carryforwards, and, accordingly, that no material distribution to shareholders as a result of the disposition of securities is anticipated. However, the Board considered that the actual tax consequences of any disposition of portfolio securities will vary depending upon the specific security(ies) being sold.

                 "The Board concluded that, taking into account the anticipated benefits to shareholders resulting from the Reorganization, including anticipated lower expenses, on balance the Reorganization is in the best interests of shareholders, notwithstanding differences in the funds' investment strategies and brokerage expenses expected to be incurred in connection with the disposition of securities prior to and following the Reorganization.

                 "Fifth, the Board considered that your fund has not achieved a sufficient size to allow for more efficient operations and is not likely to do so in the future. The Board considered that anticipated lower expenses and more attractive historical performance, among other factors, may better position the combined fund to attract assets than your fund. The Board considered that the larger asset size of the combined fund may allow it, relative to your fund, to reduce per share expenses as fixed expenses will be shared over a larger asset base. The Board concluded that the larger asset size of the combined fund supported a determination that the Reorganization is in the best interests of shareholders.

                 "Sixth, the Board considered that your fund would bear approximately 25% of the expenses incurred in connection with the Reorganization, including expenses associated with the preparation, printing and mailing of any shareholder communications (including this Information Statement/Prospectus), any filings with the SEC and other governmental agencies in connection with the Reorganization, audit fees and legal fees ("Reorganization Costs"), and the Acquiring Fund would likewise bear approximately 25% of these costs. The Board considered that Amundi Pioneer would bear the remaining 50% of the expenses incurred in connection with the Reorganization. In approving the allocation of Reorganization Costs, the Board considered information provided by Amundi Pioneer with respect to the relative short-term economic benefits and costs to shareholders anticipated to result from the Reorganization. The Board considered that the Reorganization Costs do not include brokerage expenses that will be incurred in connection with the disposition of securities prior to and following the Reorganization. The Board concluded that the allocation of Reorganization Costs was consistent with a determination that the Reorganization is in the best interests of shareholders.

                 "Seventh, the Board considered that the Reorganization, itself, generally is not expected to result in income, gain or loss being recognized for federal income tax purposes by your fund, the Acquiring Fund or by the shareholders of either fund. The Board concluded that the expected tax consequences of the Reorganization were consistent with a determination that the Reorganization is in the best interests of shareholders.

                 "Eighth, the Board considered that the funds' investment adviser and principal distributor would benefit from the Reorganization. For example, Amundi Pioneer might achieve cost savings from managing one larger fund compared to managing more than one fund with similar investment strategies. The consolidated portfolio management effort also might result in time and personnel savings and the preparation of fewer reports and regulatory filings, as well as prospectus disclosure, for one fund instead of two. The Board believes that the Reorganization, in the long-term, could result in a decrease in the combined fund's gross expenses.

10. Comment:  The Staff noted that the Registrant states that the combined fund may be better positioned to attract assets and requested that, given the relative size of the Acquired Fund and the Acquiring Fund, the Registrant provide support for this statement in its response.

   Response:  The Registrant notes that it believes that the Acquired Fund is not well-positioned to attract assets in the future in light of, among other factors, the Acquired Fund's high expenses and poor historical performance. The Registrant notes that it will revise the disclosure referenced by the Staff as set forth in paragraph Fifth in the response to Comment No. 9 to clarify that anticipated lower expenses and more attractive historical performance, among other factors, may make the combined fund more attractive to potential investors and, therefore, may better position the combined fund to attract assets, than the Acquired Fund.

11. Comment:  The Staff noted that the Registrant states that shareholder interests are not likely to be materially diluted by any limitation on the Acquired Fund's tax capital-loss carryforwards and requested that the Registrant provide support for this statement in its response.

   Response:  The Registrant notes that the Acquired Fund's tax capital-loss carryforwards may be carried forward indefinitely, and, accordingly, it believes that shareholder interests will not be diluted by the existence of an annual limitation on the combined fund's use of the Acquired Fund's tax capital-loss carryforwards. The Registrant notes that it will delete the disclosure referenced by the Staff.

12. Comment:  The Staff noted that the Registrant states that it is anticipated that a significant number of holdings of the Acquired Fund will not be consistent with the combined fund's long-term investment strategy or not transferable based on non-U.S. jurisdiction, and that such positions will be sold in connection with the Reorganization. The Staff requested that the Registrant revise the disclosure in appropriate locations to provide additional detail regarding the disposition of holdings of the Acquired Fund in connection with the Reorganization and, in particular, to clarify what types of holdings will be sold, why such holdings are inconsistent with the Acquiring Fund's investment strategies, and to provide an estimated percentage of Acquired Fund holdings that will be sold in connection with the Reorganization. In addition, the Staff requested that the Registrant disclose the impact to shareholders of any capital gains distributions in connection with the disposition of holdings of the Acquired Fund in connection with the Reorganization, including per share amounts. The Staff also requested that the Registrant clarify what it means by holdings that are not transferable based on non-U.S. jurisdiction.

   Response:  The Registrant will revise the disclosure referenced by the
              Staff as set forth in the second section of paragraph Fourth in the response to Comment No. 9, and will add comparable disclosure in other appropriate locations.

13. Comment:  The Staff requested that, if any taxable distributions to be made by a fund in connection with the Reorganization are expected to be material to shareholders, the Registrant briefly highlight that fact in the summary.

   Response:  The Registrant notes that taxable distributions to be made by a fund in connection with the Reorganization are not currently expected to be material to shareholders, as set forth in the second section of paragraph Fourth in the response to Comment No. 9.

14. Comment:  The Staff requested that the Registrant include share amounts in the Combined Pro Forma Adjustment Column of the
              Capitalization Table.

   Response:  The Registrant will revise the Combined Pro Forma Adjustment
              Column of the Capitalization Table to include share amounts.

15. Comment:  The Staff requested that the Registrant include an introductory paragraph to the Pro Forma Financial Statements as required by Rule 11-02(b)(2) of Regulation S-X that includes a description of: (i) of the transaction; (ii) the entities involved;
              (iii) the periods for which the pro forma information is presented; and (iv) an explanation of what the pro forma information shows.

   Response:  The Registrant will include the following disclosure as an introductory paragraph to the Pro Forma Financial Statements:

                "The accompanying Pro Forma Financial Statements, and related notes, are presented to show the effect of the [Reorganization], as if such Reorganization had taken place as of February 28, 2017. The accompanying schedules of investments, statements of assets and liabilities and the related statements of operations of the [Acquiring Fund] and the [Acquired Fund] have been combined as of and for the twelve months ended February 28, 2017. These Pro Forma Financial Statements and related notes should be read in conjunction with the financial statements of the [Acquiring Fund] and the [Acquired Fund] included in their respective semiannual reports to shareowners dated February 28, 2017 and May 31, 2017, respectively."

16. Comment:  The Staff requested that the Registrant include a use of estimates footnote in the Pro Forma Notes to the Combined Financial Statements.

   Response:  The Registrant will include the following disclosure as a footnote in the Pro Forma Notes to the Combined Financial
              Statements:

                 "The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (U.S.
                 GAAP) that require the management to, among other things, make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income, expenses and gain or loss on investments during the reporting period. Actual results could differ from those estimates."

17.  Comment:  The Staff requested that the Registrant disclose in the Pro
               Forma Notes to the Combined Financial Statements the amounts of any tax capital-loss carryforwards that are available to each fund and if such carryforwards are subject to expiration or limitation.

    Response:  The Registrant will disclose in the Pro Forma Notes to the
               Combined Financial Statements the amounts of any tax capital-loss carryforwards that are available to each fund and clarify that such carryforwards are not subject to expiration or limitation.

18.  Comment:  The Staff requested that the Registrant disclose in the Pro
               Forma Notes to the Combined Financial Statements and under Portfolio Securities in the Information Statement the following information related to portfolio realignment, if any, that will take place in connection with the
               Reorganization: (i) the reasons for such portfolio realignment; (ii) the extent and costs of such portfolio realignment; (iii) the percent of Acquired Fund portfolio that is expected to be sold as a result of such portfolio realignment; (iv) an estimate of realized gain expected to result from such sales, including per share amounts; and (v) a statement that Reorganization costs do not include commissions that would be incurred in connection with portfolio realignment.

    Response:  The Registrant will include the following disclosure as a footnote in the Pro Forma Notes to the Combined Financial Statements, and include comparable disclosure under Portfolio Securities in the Information Statement:

                 "In addition to the Reorganization costs reflected in the Pro Forma Financial Statements, brokerage expenses will be incurred in connection with the disposition of securities prior to and following the Reorganization. [The Acquired Fund] normally invests at least 80% of its total assets in securities of emerging market corporate and government issuers. In contrast, [the Acquiring Fund] normally invests at least 80% of its net assets in equity securities of issuers located throughout the world, including issuers located in international developed markets and the United States. Therefore, securities of issuers located in emerging markets are anticipated to represent a smaller percentage of [the Acquiring Fund] relative to [the Acquired Fund] following the completion of the Reorganization. For this reason, and because of trading complexities in certain emerging markets jurisdictions, it is currently anticipated that approximately 50% of [the Acquired Fund's] assets will be sold in connection with the Reorganization. The disposition of securities prior to the Reorganization is expected to result in brokerage expenses to [the Acquired Fund] of approximately $160,000 and the disposition of securities following the Reorganization is expected to result in brokerage expenses to the combined fund of approximately $50,000. Such brokerage expenses are not reflected in the Pro Forma Financial Statements. The disposition of securities prior to and following the Reorganization is expected to result in capital gains to [the Acquired Fund] and [the Acquiring Fund] of $10,639,669 ($1.79 per share) and $6,922,829 ($0.36 per share), respectively. It is expected that such capital gains will be offset by available tax capital-loss carryforwards, and, accordingly, that no material distribution to shareholders as a result of the disposition of securities is anticipated."

19.  Comment:  The Staff requested that the Registrant provide an analysis of the factors considered in determining that the Acquiring Fund should be the performance survivor of the Reorganization, in accordance with the North American Security Trust no-action letter (1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994)).

    Response:  An analysis of the factors considered in determining the performance survivor of the Reorganization is attached as Exhibit A.

       Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                     Sincerely,

                                                     Jeremy Kantrowitz

cc:Terrence J. Cullen
   Christopher J. Kelley
   Roger P. Joseph
   Toby R. Serkin

                                   Exhibit A

The Staff stated in the North American Security Trust no-action letter (1993 SEC No-Act, LEXIS 876 (pub. avail. Aug. 5, 1994) that in determining the performance survivor of a reorganization, the funds should compare the attributes of the participating funds to determine which fund the combined fund most closely resembles. The no-action letter states that, "among other factors, funds should compare the various funds' investment advisers, investment objectives, policies and restrictions, expense structures and expense ratios, asset size and portfolio composition. These factors are substantially similar to the factors the staff considers in determining the accounting survivor of a business combination involving investment companies." The factors listed in the North American Security Trust no-action letter are also set forth in the AICPA Accounting and Audit Guide for Investment Companies (the "AICPA Guide"), in order of relative importance: portfolio management, portfolio composition, investment objectives, policies and restrictions, expense structures and expense ratios, and, asset size. Following is a performance survivor analysis for the Reorganization using the factors identified in the North American Security Trust no-action letter and the AICPA Guide.

The Registrant believes that the most useful factors to consider in the performance survivor analysis are the factors related to portfolio management (i.e., portfolio management team, investment objectives, policies and restrictions and portfolio composition), because these factors provide the best indication as to which participating fund the combined fund will most closely resemble. As discussed below, the Acquiring Fund is the proposed performance survivor in the Reorganization because it is the fund whose portfolio management team and investment approach will be retained by the combined fund, and whose portfolio securities will be most closely aligned with the combined fund's portfolio securities.

A. Portfolio Management

   Acquiring Fund: Amundi Pioneer Asset Management, Inc. serves as the fund's investment adviser. Day-to-day management of the Acquiring Fund's portfolio is the responsibility of Marco Pirondini and David Glazer. Mr. Pirondini and Mr. Glazer may draw upon the research and investment management expertise of the firm's research teams, which provide fundamental and quantitative research on companies on a global basis, and include members from one or more of Amundi Pioneer's affiliates. The fund integrates a top-down view of the global macro-economic landscape with fundamental, bottom up, equity analysis, employing fundamental research and an evaluation of the issuer based on its financial statements and operations to identify issuers that have above average potential for sales and earnings growth that are also trading at attractive market valuations. Amundi Pioneer generally sells a portfolio security when it believes that the issuer no longer offers the potential for above average earnings and sales growth. The fund compares its performance to the Morgan Stanley Capital International (MSCI) World ND Index and the MSCI All Country World ND Index.

   Acquired Fund: Amundi Pioneer Asset Management, Inc. serves as the fund's investment adviser. Day-to-day management of the Acquired Fund's portfolio currently is the responsibility of Mauro Ratto, Marco Mencini and Andrea Salvatori. Mr. Ratto, Mr. Mencini and Mr. Salvatori are supported by a team of portfolio managers and analysts. The fund uses a value approach to select the fund's investments, employing qualitative analysis, using quantitative techniques, fundamental research and an evaluation of the issuer based on its financial statements and operations to identify securities that are selling at reasonable prices or substantial discounts to their underlying values. Amundi Pioneer generally sells a portfolio security when it believes that the security's market value reflects its intrinsic value. The fund compares its performance to the Morgan Stanley Capital International Emerging Markets ND Index.

   Combined Fund: Amundi Pioneer Asset Management, Inc. will serve as the combined fund's investment adviser. Like the Acquiring Fund, day-to-day management of the combined fund's portfolio will be the responsibility of Marco Pirondini and David Glazer. Like the Acquiring Fund, the combined fund will integrate a top-down view of the global macro-economic landscape with fundamental, bottom up, equity analysis, employing fundamental research and an evaluation of the issuer based on its financial statements and operations to identify issuers that have above average potential for sales and earnings growth that are also trading at attractive market valuations. Like the Acquiring Fund, the combined fund generally will sell a portfolio security when Amundi Pioneer believes that the issuer no longer offers the potential for above average earnings and sales growth. Like the Acquiring Fund, the combined fund will compare its performance to the to the Morgan Stanley Capital International (MSCI) World ND Index and the MSCI All Country World ND Index.

   Conclusion: Since the combined fund will have the same portfolio management team as the Acquiring Fund, will be managed with the same investment approach as the Acquiring Fund, and will compare its performance to the Acquiring Fund's benchmark indices, this factor favors the Acquiring Fund as the performance survivor.

B. Investment Objectives, Policies and Restrictions

   Investment Objective

       Acquiring Fund: The Acquired Fund's investment objective is long-term capital growth.

       Acquired Fund: The Acquired Fund's investment objective is long-term growth of capital.

       Combined Fund: The combined fund's investment objective is long-term capital growth.

   Principal Investment Policies and Restrictions

       Acquiring Fund: The Acquiring Fund normally invests at least 80% of its net assets in equity securities of issuers located through the world. The Acquiring Fund may invest without limit in both international developed and emerging markets. The Acquiring Fund normally invests significantly in the securities of issuers located in the United States. The Acquiring Fund may invest up to 20% of its total assets in debt securities. The Acquiring Fund may, but is not required to, use derivatives.

       Acquired Fund: The Acquired Fund normally invests at least 80% of its total assets in the securities of emerging market corporate and government issuers. The Acquired Fund may invest up to 20% of its total assets in securities of issuers in any developed country (other than the United States). The Acquired Fund may invest in debt securities subject to its policy to invest at least 80% of its total assets in the securities of emerging market corporate and government issuers. The Acquired Fund may, but is not required to, use derivatives.

       Combined Fund: The combined fund will have the same investment objective, investment policies and restrictions as the Acquiring Fund. The Acquired Fund's investment objective will be long-term capital growth. The Acquiring Fund will normally invest at least 80% of its net assets in equity securities of issuers located through the world. The Acquiring Fund will be permitted to invest without limit in both international developed and emerging markets. The Acquiring Fund will normally invest significantly in the securities of issuers located in the United States. The Acquiring Fund will be permitted to invest up to 20% of its total assets in debt securities. The Acquiring Fund will be permitted to, but will not be required to, use derivatives.

   Conclusion: Each fund has substantially the same investment objective. However, there are significant differences in the funds' investment policies and restrictions. In particular, the Acquired Fund invests primarily in securities of issuers located in emerging markets, whereas the Acquiring Fund invests in securities of issuers located throughout the world, including issuers located in international developed markets and the United States. As noted above, the combined fund will have the same investment objective, policies and restrictions as the Acquiring Fund. Accordingly, this factor favors the Acquiring Fund as the performance survivor.

C. Portfolio Composition

   Acquiring Fund and Acquired Fund: As noted above, there are significant differences in the funds' investment policies and restrictions. Thus, there are significant differences in the funds' portfolio composition. Securities of emerging market corporate and government issuers normally represent at least 80% of the Acquired Fund's total assets. In contrast, the Acquiring Fund may invest without limit in issuers located in international developed markets and the United States.

   Combined Fund: As noted above, the combined fund will have the same investment objective, policies and restrictions as the Acquiring Fund. The portfolio securities of the combined fund are expected to line-up substantially with the portfolio securities of the Acquiring Fund, and a significant portion (approximately 50%) of the Acquired Fund's assets is expected to be sold in connection with the Reorganization. Accordingly, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of the Acquiring Fund

   Conclusion: As noted above, the portfolio composition of the combined fund is expected to more closely resemble the portfolio composition of the Acquiring Fund. Accordingly, this factor favors the Acquiring Fund as the performance survivor.

D. Expense Structures and Expense Ratios

   Management Fees

       Acquiring Fund: The Acquiring Fund currently pays the adviser a management fee at an annual rate equal to 0.75% of the fund's average daily net asset up to $500 million, 0.70% of the next $500 million of the fund's average daily net assets and 0.65% of the fund's average daily net assets over $1 billion. The fee is accrued daily and paid monthly.

       Acquired Fund: The Acquired Fund currently pays the adviser a management fee at an annual rate equal to 1.10% of the fund's average daily net asset up to $1 billion and 1.05% of the fund's average daily net assets over $1 billion. The fee is accrued daily and paid monthly.

       Combined Fund: The combined fund will pay the same management fee rate as the Acquiring Fund. The combined fund will pay the adviser a management fee at an annual rate equal to 0.75% of the fund's average daily net asset up to $500 million, 0.70% of the next $500 million of the fund's average daily net assets and 0.65% of the fund's average daily net assets over $1 billion. The fee will be accrued daily and paid monthly.

   Sales load structure and Rule 12b-1 plans: The funds have the same sales load structure and Rule 12b-1 plans.

   Other expenses/Total expenses: The administrative service, custody, transfer agency and other non-management fees that the funds pay are substantially similar in structure. The expense ratios for other expenses of each class of shares of the combined fund will more closely resemble the expense ratio for other expenses of the corresponding class shares of the Acquiring Fund. Accordingly, as shown in the following table, the total annual fund operating expenses of each class of shares of the combined fund will more closely resemble the total annual fund operating expenses of the corresponding class of the Acquiring Fund.

                                                          Pro Forma
                  Acquiring Fund     Acquired Fund      Combined Fund
                ------------------ ------------------ ------------------
                Total Annual Fund  Total Annual Fund  Total Annual Fund
                    Operating          Operating          Operating
                   Expenses/Net       Expenses/Net       Expenses/Net
                Expenses After Fee Expenses After Fee Expenses After Fee
                    Waiver and         Waiver and         Waiver and
                     Expense            Expense            Expense
                   Limitations        Limitations        Limitations
                ------------------ ------------------ ------------------
       Class A         1.44%/1.30%        2.18%/1.95%        1.44%/1.25%
       Class C         2.16%/2.16%        2.93%/2.85%        2.18%/2.15%

                  Class R  1.70%/1.55% 2.36%/2.20% 1.67%/1.55%
                  Class Y  1.09%/0.80% 1.70%/1.70% 1.04%/0.80%

   The Registrants note that the expenses of the combined fund are anticipated to be the same as or lower than the expenses of the participating funds.

   Conclusion: As shown above, the management fee, other expenses and total expenses of the combined fund most closely resemble the management fee, other expenses and total expenses of the Acquiring Fund. Accordingly, this factor favors the Acquiring Fund as the performance survivor.

E. Asset Size

   Acquiring Fund: As of May 31, 2017, the Acquiring Fund had assets of approximately $168.7 million.

   Acquired Fund: As of May 31, 2017, the Acquired Fund had assets of approximately $117.9 million.

   Conclusion: The net assets of the funds are comparable, although the Acquiring Fund is somewhat larger. However, the Staff's guidance in the North American Security Trust no-action letter does not suggest that asset size, by itself, is determinative in identifying the performance survivor in a reorganization. Rather, asset size is only one of a number of factors to be weighed.

F. Overall conclusion.

   The Registrants believe that the factors discussed above clearly indicate that the combined fund will most closely resemble the Acquiring Fund. In particular, the Registrant notes that the Acquiring Fund's investment team will manage the combined fund. In addition, the investment objectives, investment policies and restrictions of the combined fund will be the same as the investment objectives, investment policies and restrictions of the Acquiring Fund, and, in particular, the combined fund will invest in securities of issuers located throughout the world and will normally invest significantly in the securities of issuers located in the United States. The Registrant notes that the portfolio composition of the combined fund is anticipated to more closely resemble the portfolio composition of the Acquiring Fund. The Registrant also notes that the expense structure of the combined fund more closely resembles the expense structure of the Acquiring Fund. Accordingly, the Registrant believes that the factors discussed above strongly favor the Acquiring Fund as the performance survivor of the Reorganization.